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                                               Filed by Mattson Technology, Inc.
                                                      Pursuant to Rule 425 under
                                                      the Securities Act of 1933
                                                    and deemed filed pursuant to
                                                   Rule 14a-12 of the Securities
                                                            Exchange Act of 1934
                                      Subject Company:  Mattson Technology, Inc.
                                                 Commission File No.:  000-24838



Company Contact:                       Agency Contact:
PETER BROWN                            VINCENT MAYEDA
MATTSON TECHNOLOGY INC.                THE LOOMIS GROUP, INC.
tel  510-492-5923                      tel  415-882-9494
fax  510-492-6460                      fax  415-882-7209
peter.brown@mattson.com                vincent@loomisgroup.com
-----------------------                -----------------------

             MATTSON TECHNOLOGY TO ACQUIRE STEAG ELECTRONIC SYSTEMS'
                   SEMICONDUCTOR DIVISION AND CFM TECHNOLOGIES

 MATTSON ACHIEVES CRITICAL MASS AND MARKET LEADERSHIP IN MULTIPLE PRODUCT LINES

FREMONT, CALIF. -- JUNE 28, 2000 -- Mattson Technology (Nasdaq: MTSN), a leading supplier of advanced semiconductor manufacturing process equipment, today announced it has entered into definitive agreements to combine with STEAG Electronic Systems AG Semiconductor Equipment Division (excluding STEAG's optical storage and photomask operations) and CFM Technologies, Inc. (Nasdaq:
CFMT). The transactions are mutually conditioned on one another, and are anticipated to close simultaneously in January 2001. The total combined annual revenues of the three businesses as proposed to be combined on a pro forma basis for the year ended December 31, 1999 would have been approximately $282 million; Mattson's fiscal 1999 revenues were $103 million. On a preliminary basis, the pro forma estimated revenue of the combined business is projected to be approximately $497 million for 2000 and $733 million for 2001, the first year of combined operations.

Upon the closing, STEAG Electronic Systems AG will be issued 11,850,000 shares of Mattson common stock, representing approximately 32 percent of the combined company's outstanding shares. CFM's shareholders will be issued approximately 4,100,000 shares of Mattson Common stock or .5223 shares of Mattson stock for every one of CFM's shares. CFM will hold approximately 12 percent of the combined company's outstanding shares. Mattson's existing stockholders will own the balance or 56 percent of the combined Company's outstanding shares. As part of the agreement, Mattson

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Technology will own all intellectual property from both businesses. The transactions are subject to the approval of the shareholders of Mattson and CFM, clearance under U.S. and German antitrust laws and other customary conditions.

Commenting on the strategic importance of the acquisitions, Brad Mattson, who remains CEO of Mattson Technology, noted, "With these acquisitions, Mattson Technology immediately becomes a Top 15 industry equipment supplier in annual sales. Critical mass is the key issue in the semiconductor equipment industry. It used to be that the team with the best technology won, but now you need more. Our customers need to know that we can support them on a global basis, and we now give them that confidence with size."

The integration also achieves another of Mattson Technology's key goals, to capture a leadership position in more than one product line. According to Dan Hutchenson, president of VLSI Research, "Mattson Technology is one of the few semiconductor equipment companies that has developed technology leadership in more than one product line. The combination with STEAG, which already has a No.2 position in RTP, adds to their number one market position in strip. The combination of CFM and STEAG places the new company into the first tier of suppliers in the wet technology market. With Mattson Technology's creative ability to develop products, I'm sure they will soon offer chipmakers complete cleaning modules."

Mattson Technology plans to combine the various entities into three product groups: plasma products, thermal products and wet processing. Each product group will have a division president reporting to Company headquarters which will remain in Fremont, Calif. Ludger Viefhues, of STEAG, upon closing of the deal, will become President and COO of Mattson. Ludger commented, "As a result of this combination, Mattson Technology will have significantly greater sales and support capabilities on a global basis, and looks forward to offering all products through the combined distribution channels as soon as possible."

Dr. Jochen Melchior, CEO of STEAG AG (parent company of STEAG Electronic Systems), and Chairman of the Board of Mattson Technology, said, "The combination of Mattson Technology, STEAG and CFM Technologies brings together successful product lines holding leading positions in their market segments. STEAG's track record in providing industry with innovative and advanced processing technology will enhance Mattson Technology's established

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product lines and enable the company to deliver solutions that are hard for the competition to beat. Customers of all three companies will benefit from the economies of scale associated with the pooled resources."

Roger Carolin, CEO of CFM, who is designated to become President of Mattson's Wet Processing Group stated, "This merger represents a major advance for Mattson especially in the wet processing market. With this strategic move, Mattson Technology has combined the technology, engineering, and market position of STEAG and CFM, and created an organization that has the immediate capability of becoming a leader in wet processing. Under the terms of the agreements, all pending litigation between STEAG and CFM is resolved."

A conference call is scheduled for June 28, 2000, at 9:00 AM (Eastern). The number to call is (415) 537 1876. Please call 15 minutes prior to the scheduled start time. If you miss the call, you may listen to a replay broadcast on the Mattson Technology web site at www.mattson.com approximately one hour after the broadcast.

Mattson plans to file a Registration Statement on Form S-4 in connection with the transactions and both Mattson and CFM expect to mail a Proxy Statement / Prospectus to their respective stockholders containing information about the transactions. Investors are urged to read the Registration Statement and the Proxy Statements / Prospectuses carefully when they are available. The Registration Statement and the Proxy Statements / Prospectuses will contain important information about Mattson, CFM, the STEAG business being combined with Mattson and CFM and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission ("SEC") at http://www.sec.gov. Copies of the registration statement and Mattson's proxy statement / prospectus may be obtained free of charge from Mattson through the contact listed above.

In addition to the Registration Statement and the Proxy Statements / Prospectuses, Mattson and CFM file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Mattson and CFM at the SEC public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Mattson and CFM's filings with the SEC are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Mattson and CFM, their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Mattson's and CFM's respective shareholders in favor of the adoption of the definitive agreements. A description of any interest that Mattson's and CFM's directors and executive officers have in the transactions will be available in the respective Proxy Statements / Prospectuses. Mattson's and CFM's

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filings with the SEC are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

This Press Release contains forward-looking statements regarding, among other matters, industry trends and the Company's future financial performance. Forward looking statements address matters which are subject to a number of risks and uncertainties. In addition to the general risks associated with the development of complex technology, future results of the Company will depend on a variety of factors, including the timing of significant orders, the ability of the Company to bring new systems to market, the timing of new product releases by the Company's competitors, slowdowns in the semiconductor industry, and other competitive factors. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business.

ABOUT MATTSON TECHNOLOGY

Mattson Technology Inc., is a leading supplier of semiconductor process equipment for photoresist strip/etch, chemical vapor deposition, epitaxial and rapid thermal processing. The company's products combine advanced process technology on a high productivity platform, backed by industry-leading support. Since beginning operations in 1989, the company's core vision has been to help bring technology leadership and productivity gains to semiconductor manufacturers worldwide. Headquartered in Fremont, Calif., the company maintains sales and support centers throughout the United States, Europe, Asia/Pacific and Japan. For more information, please contact Mattson Technology Inc., 2800 Bayview Drive, Fremont CA 94538. Telephone: (800) MATTSON. Fax: (510) 657-0165.
Internet: www.mattson.com.

ABOUT STEAG

Headquartered in Germany, STEAG Electronic Systems AG is one of the world's leading suppliers of capital equipment for the semiconductor industry. STEAG Electronic Systems' broad technology portfolio includes rapid thermal processing
(RTP), clean process, chemical vapor deposition (CVD), copper and photomask. The company, which reported revenues exceeding $500 million for fiscal 1999, has wholly-owned manufacturing, sales and support facilities located throughout the United States, Asia, and Europe. STEAG Electronic Systems is a wholly owned subsidiary of STEAG AG, an Essen, Germany-based company.

ABOUT CFM TECHNOLOGIES

CFM Technologies, Inc. is a leading manufacturer of advanced cleaning equipment for the semiconductor industry. Its systems provide superior contamination control and processing capabilities using a totally enclosed processing chamber. Watermarks and other drying defects are eliminated through CFM's Direct-Displace(TM) IPA vapor drying technology. CFM historically has invested in technical innovations to lower cost of ownership.

                                      # # #

NOTE TO EDITORS: If you would like to schedule an appointment to speak with a Mattson Technology

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representative, please contact Vincent Mayeda at (408) 363-0797, or email at
vincent@loomisgroup.com. For graphs and visual information, please contact Peter Brown at (510) 492 5923 or e-mail at peter.brown@mattson.com.